Exhibit 15.1

April 28, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by China Southern Airlines Company Limited (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 16F of Form 20-F, as part of the Form 20-F of China Southern Airlines Company Limited dated April 28, 2016. We agree with the statements concerning our Firm in such Form 20-F.

Very truly yours,

/s/ PricewaterhouseCoopers Zhong Tian LLP

Attachment:

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

On March 30, 2016, the board of the directors of the Company resolved, as recommended by our audit committee, to propose to dismiss our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, or PwC, effective upon the completion of their audit of our consolidated financial statements as of and for the year ended December 31, 2015 and the effectiveness of internal control over financial reporting as of December 31, 2015 and to appoint KPMG as our new independent registered public accounting firm effective upon the approval by the shareholders of the Company at the forthcoming annual general meeting. In this connection, the Company, a listed company controlled by a stated-owned enterprise, did not reappoint PwC as our independent registered public accounting firm at the forthcoming annual general meeting.

The audit reports of PwC on our consolidated financial statements as of and for the fiscal years ended December 31, 2014 and 2015 contain no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended December 31, 2014 and 2015 and through April 28, 2016, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PwC, would have caused them to make reference to the subject matter of the disagreements in connection with their report, nor were there any reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F). We have provided a copy of the foregoing disclosure to PwC and requested that PwC furnish a letter addressed to the SEC stating whether or not PwC agrees with such disclosure. A copy of the letter from PwC addressed to SEC, dated April 28, 2016, is filed as Exhibit 15.1 to this Form 20-F.

During the two most recent fiscal years and through April 28, 2016, neither we nor any person on our behalf consulted KPMG regarding either (i) the application of accounting principles to a specific transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16-F of Form 20-F) with KPMG or a “reportable event” (as defined in Item 16F(a)(1)(v) of Form 20-F). Also, during the two most recent fiscal years and through April 28, 2016, we did not obtain any written report or oral advice that KPMG concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue.